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                                    EXHIBIT A


        Mr. Unterman is the President, a director and majority shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P.

        Mr. Unterman is also the President, director and majority shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion.

        Mr. Unterman is also the Manager of Woodbury Capital Management, LLC. ("Woodbury Capital"), an investment adviser registered under the Advisers Act. Woodbury Capital is an investment adviser to an offshore fund over which it has investment discretion.

        The 220,000 shares of common stock of Advanced Radio Telecom Corp. deemed to be beneficially owned by Gerald B. Unterman includes (i) 159,000 shares beneficially owned by Woodbury Capital and (ii) 61,000 shares owned by the GEM Capital profit sharing trust of which Mr. Unterman is a trustee.

        The Reporting Persons are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and each Reporting Person disclaims beneficial ownership of the securities deemed to be beneficially owned by the other Reporting Persons under the Securities Exchange Act.


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